Exhibit 99.1

BAYTEX TO WEBCAST ANNUAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA (April 27, 2017) – Baytex Energy Corp. (TSX, NYSE: BTE) will be holding its Annual Meeting of Shareholders on Thursday, May 4, 2017 at Centennial Place, 3rd Floor, West Tower (Bow Glacier Room), 250 - 5th Street S.W., Calgary, Alberta, commencing at 3:00 p.m. (MDT). Following the meeting, Mr. Edward LaFehr, President and incoming Chief Executive Officer, will deliver a corporate presentation on Baytex. Both the meeting and Mr. LaFehr’s presentation will be webcast. The presentation slides and a link to the webcast will be available on the Baytex website, www.baytexenergy.com, at the start of the meeting. The archived webcast of the meeting and presentation can also be accessed via the following URL for 30 days following the meeting:

http://edge.media-server.com/m/p/g2ik32h6

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 79% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com